Exhibit J

EXECUTION VERSION

FIRST PROFIT MANAGEMENT LIMITED

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Attention: Danqian Yao

June 17, 2016

DANGDANG HOLDING COMPANY LIMITED

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Attention:         Peggy Yu Yu

Re:	Equity Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of First Profit Management Limited, a British Virgin Islands business company (the “Investor”), subject to the terms and conditions contained herein, to purchase or to cause an affiliate of the Investor (the “Investor Affiliate”) to purchase certain equity interests in Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”).

It is contemplated that, pursuant to an Agreement and Plan of Merger, dated as of May 28, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among E-Commerce China Dangdang Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Parent, and Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

1.          Commitment. The Investor hereby commits, subject to the terms and conditions set forth herein, to purchase or cause the Investor Affiliate to purchase certain equity interests in Parent in an aggregate amount of up to US$15,000,000 (such sum, the “Commitment”), in immediately available funds, at or immediately prior to the Closing. The Commitment will be applied by Parent to (x) fund a portion of the Exchange Fund and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement and (y) pay related fees and expenses incurred by Parent pursuant to the Merger Agreement (which, for the avoidance of doubt, shall not include any Parent Termination Fee). In the event that Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Investor, be reduced by Parent to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, fully fund the Exchange Fund and pay related fees and expenses incurred by Parent pursuant to the Merger Agreement.

2.          Conditions to Commitment. The Commitment shall be subject only to the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Section 7.01 and Section 7.02 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

3.          Termination. The obligation of the Investor to fund the Commitment will terminate automatically and immediately to the extent described below upon the earliest to occur of (i) the Effective Time following the consummation of the Merger in accordance with the terms of the Merger Agreement, at which time the Commitment shall be discharged, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the funding of the Commitment, and (iv) ninety (90) days following the Termination Date, unless Parent has commenced enforcement actions against the Investor by such date. Upon termination of this letter agreement, the Investor shall not have any further obligations or liabilities hereunder. Notwithstanding anything in this Section to the contrary, in the event the Company, as the third party beneficiary hereunder, shall have filed any claim or suit to enforce the terms of this letter agreement prior to such termination, the obligations to fund the Commitment and all other obligations of the Investor hereunder shall not expire, and shall remain in full force and effect until any such claim or suit has been resolved in a final non-appealable decision by a court of competent jurisdiction.

4.          No Modification. Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by the Investor and Parent; provided that any amendment, modification, supplement, termination or waiver that would be expected to be adverse to the Company’s rights set forth in this letter agreement shall require the prior written consent of the Company.

5.          Enforceability. This letter agreement shall only be enforced by (i) Parent or (ii) the Company in accordance with Section 9.08 of the Merger Agreement.

6.          Third Party Beneficiaries. This letter agreement shall inure to the benefit of and be binding upon Parent and the Investor. The Company is a third party beneficiary of this letter agreement solely for the purposes of Section 4, Section 5(ii) and Section 7 of this letter agreement. Except as provided in the immediately preceding sentence, nothing in this letter agreement, express or implied, is intended to, nor does it, confer upon any person (other than Parent and the Investor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter agreement or (ii) to confer upon any person any rights or remedies against any person other than the Investor under or by reason of, this letter agreement. Without limiting the foregoing, in no event shall any of Parent’s creditors or any other person (other than the Company) have any right to enforce this letter agreement.

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7.          No Assignment. The Investor’s obligation to fund the Commitment may not be assigned or delegated (whether by operation of law, merger, consolidation or otherwise). Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assignable by Parent without the Investor’s and the Company’s prior written consent, and the granting of such consent in any given instance shall be solely in the discretion of the Investor and the Company and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Neither this letter agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Investor without Parent’s and the Company’s prior written consent, and the granting of such consent in any given instance shall be solely in the discretion of Parent and the Company and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported transfer, assignment or delegation in violation of this Section 7 shall be null and void and of no force and effect.

8.          Governing Law; Jurisdiction.

(a)          This letter agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

(b)          Subject to Section 5(ii) of this letter agreement, any disputes, actions and proceedings against any party or arising out of or in any way relating to this letter agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.          Counterparts. This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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10.         Warranties. The Investor represents and warrants as to and in respect of itself to Parent that: (a) it has all requisite corporate or similar power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary corporate or other organizational action by it, and no other proceedings or actions on the part of the Investor is necessary therefor; (c) this letter agreement has been duly and validly executed and delivered by the Investor and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (d) for so long as this letter agreement shall remain in effect in accordance with its terms, the Investor or the Investor Affiliate shall have the cash on hand and/or capital commitments required to fund the Commitment; (e) the amount of the Commitment is less than the maximum cumulative amount permitted to be invested collectively by the Investor and the Investor Affiliate in any one portfolio investment pursuant to the terms of their respective constituent documents; (f) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no other notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter agreement; and (g) the execution, delivery and performance by the Investor of this letter agreement do not (i) violate the organizational documents of the Investor, (ii) violate any applicable law binding on the Investor or its assets or (iii) conflict with any material agreement binding on the Investor.

11.         Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

In the case of Parent:

Dangdang Holding Company Limited

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Attention:     Peggy Yu Yu

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Attention:    Z. Julie Gao / Haiping Li

Facsimile:    +852 3910 4863 / +852 3910 4835

In the case of the Investor:

First Profit Management Limited

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Attention:    Danqian Yao

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12.         Entire Agreement. This letter agreement, together with the Merger Agreement and any other document contemplated hereby and thereby, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements, statements or understandings, both written and oral, between or among the parties with respect to the subject matter hereof.

13.         Severability. Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this letter agreement in any other jurisdiction. If any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. No party hereto shall assert, and each party hereto shall cause its respective Affiliates not to assert, that this letter agreement or any part hereof is invalid, illegal or unenforceable.

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Very truly yours,

Investor

First profit management limited

By:	/s/ Danqian Yao
Name:	Danqian Yao
Title:	Director

[Signature Page to Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above

Dangdang Holding Company Limited

By:	/s/ Peggy Yu Yu
Name:	Peggy Yu Yu
Title:	Director

[Signature Page to Equity Commitment Letter]